UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-49885

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q
	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: October 30, 2004

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

For the Transition Period Ended: ________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

KIRKLAND’S, INC.

Full name of registrant

Former name if applicable

805 North Parkway

Address of principal executive office (Street and number)

Jackson, Tennessee 38305

City, state and zip code

PART II — RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	b)The subject annual report, semi-annual report, transition(report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

The Company is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q for the quarter ended October 30, 2004 on a timely basis because on December 8, 2004, the day prior to the required filing date, after consultation with its independent public accountants, the Company determined that it was required to change the presentation of its financial statements for the quarter to modify the method by which the Company accounts for tenant allowances received from landlords in connection with store construction.

The changes resulting from this determination are not expected to result in any modification to the net income, net sales or shareholders’ equity numbers for the 13-week and 39-week periods ended October 30, 2004 previously released to the public on December 3, 2004. The sales and earnings guidance for the fourth quarter of 2004 that was issued on December 3, 2004 also remains unchanged. The Company anticipates filing the Form 10-Q no later than the expiration of the five-day extension period.

The Company will amend its Annual Report on Form 10-K for the year ended January 31, 2004 and the Quarterly Reports on Form 10-Q for the quarterly periods ended May 1 and July 31, 2004 to restate the financial statements included in those reports as a result of the change in presentation to modify the method by which the Company accounts for tenant allowances received from landlords in connection with store construction.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Reynolds C. Faulkner	731	668-2444
(Name)	(area code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes  [X] No

KIRKLAND’S, INC.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 10, 2004	By:	/s/ Reynolds C. Faulkner
		Name:	Reynolds C. Faulkner
		Title:	Executive Vice President and Chief Financial Officer